Exhibit 23.1

Consent of Independent Registered

Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Chelsea Therapeutics International, Ltd. for the registration of $60,000,000 of common stock, preferred stock, warrants, debt securities and units and to the incorporation by reference therein of our reports dated March 3, 2009, with respect to the consolidated financial statements of Chelsea Therapeutics International, Ltd. and Subsidiary and the effectiveness of internal control over financial reporting of Chelsea Therapeutics International, Ltd. and Subsidiary, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Charlotte, North Carolina

August 10, 2009